October 7, 2011

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Transmitted via Edgar

Re:	Thompson Creek Metals Company Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 8, 2011
File No. 333-175782

Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 1-33783

Dear Mr. Schwall:

We have reviewed your letter dated September 20, 2011 setting forth comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to the Registration Statement of Thompson Creek Metals Company Inc. on Form S-4 filed on September 8, 2011 and our Form 10-K for the year ended December 31, 2010 filed on February 24, 2011.  Our response to the remaining comment of the staff is set forth below.

Form 10-K for Fiscal Year ended December 31, 2010

Financial Statements

Note 18 — Income and Mining Taxes, page 136

1. We have read your response to prior comment six in our letter to you dated August 22, 2011, and unfortunately, we are unable to agree with your conclusion with respect to your 2009 financial statements due to the significance of the error in relation to net loss for the year.  We believe it will be necessary for you to amend your filing to restate your 2009 and 2010 financial statements.  Please include the disclosures required by FASB ASC 250-10-50-7 and 8, as applicable.

We respectfully disagree with the view of the Commission that the error in our 2009 financial statements referenced in your Comment (the “error”) is material and requires a restatement of our 2010 and 2009 financial statements.  As discussed below, we have concluded that the error was not material from a quantitative or qualitative perspective and did not relate to a metric that is important to our investors or analysts.

Background

During the preparation of our 2009 tax return, we determined that we made a computational error when calculating the depletion deduction included in the 2009 income tax provision included in our 2009 financial statements.  As a result of this error, the tax deduction in our 2009 federal tax return was greater than the 2009 income tax provision included in our 2009 financial statements.  In consultation with our legal advisors and auditors, we undertook a detailed analysis of the impact of the error in light of applicable accounting and legal literature regarding the definition of “materiality.” Based on this analysis, we determined the error was not material and, thus, a restatement of our financial statements was not required.  We corrected the error in our 2010 financial statements and clearly disclosed the error as an out-of-period adjustment in the related footnotes.  A summary of our materiality analysis is set forth below.

Materiality

In analyzing materiality, both quantitative and qualitative factors must be considered.  The U.S. Supreme Court has held that a fact is material if there is “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” (TSC Industries v. Northway, Inc. 426 U.S. 438, 449 (1976)).  Staff Accounting Bulletin Topic 1:M (formerly known as Staff Accounting Bulletin No. 99 and referred to herein as “SAB 1:M”) interpreted this quote in the context of a misstatement of a financial statement item, stating:

In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.

SAB 1:M also notes that the Financial Accounting Standards Board (the “FASB”) has “long emphasized that materiality cannot be reduced to a numerical formula.”  Instead, the FASB has provided that “[t]he omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Our determination that the error is not material is based on a detailed analysis of materiality in consideration of the literature cited above and both quantitative and qualitative considerations of the effect of the error on our financial statements.  Further discussion of the quantitative and qualitative factors we considered as part of our analysis is detailed below.

Quantitative

The following table illustrates the impact of the error on our 2009 consolidated balance sheet and 2009 and 2010 income statements and also compares net income (loss) and income and mining taxes as reported and as adjusted for the error for the four years ended December 31, 2010:

	December 31, 2010
(in millions)	as reported	Adjustment	as adjusted	percentage impact
Income Statement
Income and mining taxes (benefit)	20.2	4.5	24.7	22.3%
Net income	113.7	(4.5)	109.2	-4.0%

Earnings per share - basic	$0.79	(0.04)	$0.75	5.1%
Earnings per share - diluted	$0.75	(0.03)	$0.72	4.0%

	December 31, 2009
	as reported	Adjustment	as adjusted	percentage impact
Balance Sheet
Deferred income tax liabilities	141.3	4.5	136.8	3.2%
Total liabilities	359.2	4.5	354.7	1.3%
Total equity	985.4	4.5	989.9	0.5%

Income Statement
Income and mining taxes (benefit)	2.0	4.5	(2.5)	225.0%
Net Loss	(56.0)	4.5	(51.5)	-8.0%

Earnings per share - basic	$(0.44)	0.04	$(0.40)	9.1%
Earnings per share - diluted	$(0.44)	0.04	$(0.40)	9.1%

	Year Ended December 31,
(US$ in millions)	2010	2009	2008	2007
Income (loss) before income and mining taxes	133.9	(54.0)	297.4	201.3
Income and mining taxes as reported	20.2	2.0	124.3	61.7
Income and mining taxes as adjusted	24.7	(2.5)	124.3	61.7
Net Income (loss) as reported	113.7	(56.0)	173.1	139.6
Net Income as adjusted	109.2	(51.5)	173.1	139.6

Net Income (Loss)

The $4.5 million, or 8.0%, effect of the error on our net loss in 2009 is quantitatively immaterial.  To quote SAB 1:M: “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances,’ as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court.” The effect of the error on our net loss must be considered in light of our sizable net loss in 2009.  We believe that the fact that we reported a sizable net loss in 2009 would be deemed material to users of our financial statements; we do not, however, believe that an investor’s decision to buy or sell our stock was influenced by the fact that the size of the net loss was $56 million (or $(0.44) per share) as opposed to $51.5 million (or $(0.40) per share).  In addition, we do not believe that the $4.5 million or 4.0% increase in net income in 2010 to $113.7 million (or $0.75 per diluted share), as reported, from $109.2 million (or $0.72 per diluted share), as adjusted, attributable to the error is quantitatively material to our overall 2010 net income.  This belief is substantiated by the fact that we have not received a single question from our investors or analysts about the error or the subsequent adjustment.

The following graph illustrates the quantitative insignificance of the error by showing a comparison of the adjustment made in respect of the error to our financial results over the past four fiscal years:

Given the insignificant size of the error in relation to our financial information taken as a whole, we determined that there was not “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

Income and Mining Taxes

The error’s impact on the income and mining taxes line item of 225% in 2009 and 22% in 2010 is also quantitatively immaterial.  As provided in more detail below, there are a number of surrounding circumstances that impact this line item which would be considered by an investor as part of the “total mix” of information.

Our historical financial statements reflect significant volatility in our income and mining tax line item as a result of volatility in the price of molybdenum, the commodity that is our sole product.  Our effective tax rates ranged from 3.7% to 41.8% from 2007 through 2010.  The molybdenum price is greatly influenced by global economic conditions.  Following the global financial crisis in the second half of 2008, the price of molybdenum declined significantly, dropping to levels not seen since 2003.

The percentage impact of the error on the 2009 income and mining tax line item is magnified due to the low amount of the taxes we reported in our 2009 financial statements; the absolute dollar changes in the amount of these line items are much more modest in terms of our overall results than is indicated by the percentage changes.  As indicated in the graph above, the effect of the error on our income and mining tax line item is minimal in relation to our financial information taken as a whole.

Further, the income and mining tax line item is not a material metric to our investors, particularly in light of the significant fluctuations in our effective tax rate described above.  We believe that operating cash flows, liquidity, capital expenditures and operating statistics such as production and molybdenum price, are the primary metrics investors use to measure our performance, not the income tax provision.  The income and mining tax line item does not impact these metrics.   The fact that this line item is not a material metric to our investors is substantiated by the fact that we have not received a single question from our investors or analysts about the error or the subsequent adjustment.

Quantitative Summary

The following graph illustrates the immaterial impact of the error on the net income (loss) and income and mining line items in our financial statements for the past four fiscal years:

We note that the adjustment to our 2009 income tax provision due to the error:

• represented less than 0.334% of our net assets in 2009;

• had no impact to our 2010 consolidated balance sheet;

• resulted in an additional cash tax refund on our 2009 tax return compared to our 2009 income tax provision;

• had only 1.3% and 0.5% impacts, respectively, on our total liabilities and total equity reported at December 31, 2009; and

• had no impact on our key metrics tracked by investors such as: operating cash flows, liquidity capital expenditures or operating statistics such as production; molybdenum prices; or our financing capabilities as we develop our Mt. Milligan property, a copper-gold mine that we are currently constructing in British Columbia, Canada.

For all the reasons noted above, we determined that the error was not quantitively material and there was not “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

Qualitative

As noted above, in assessing an item’s materiality, qualitative factors must also be considered. FASB Concept Statement 2 specifically provides that “magnitude [of an item] by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

As part of our quantitative analysis above, we believe that we identified a number of qualitative reasons why the factual context of the error led us to ultimately determine its immateriality, including, without limitation: (i) the insignificance of the error in relation to our financial information taken as a whole; (ii) the insignificance of the error on the primary metrics that our investors use to measure our performance; and (iii) the insignificance of the error in the context of the significant volatility of our income and mining tax line item.

We also considered each of the qualitative factors set forth in SAB 1:M in light of the facts and circumstances surrounding the error.  Below is our analysis of the qualitative factors listed in SAB 1:M:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The error resulted from an inadvertent miscalculation of our depletion deduction in our 2009 income tax provision.  The depletion deduction calculation is complicated but is capable of precise measurement.

•                  Whether the misstatement masks a change in earnings or other trends.

No.  As illustrated above, the error does not mask a change in earnings, which already were clear from our reported results and the global economic conditions of 2009.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

No.  The error did not hide a failure to meet analysts’ expectations, nor did the error have a significant impact on the trends of our financial information for either the 2009 or 2010 fiscal periods.

As of January 29, 2010, the consensus expectation by analysts was that we would have net income of $0.33 per share for 2009.  Additionally, as of January 11, 2011, the consensus expectation by analysts was that we would have net income of $1.08 per share in 2010.  As shown in the tables above, the error did not hide a failure to meet analysts’ expectations as we reported a net loss of $(0.44) per share (compared with the corrected net loss of $(.40) per share), and net income of $0.79 per share (compared with corrected net income of $0.75 per share) for 2009 and 2010, respectively.

•                  Whether the misstatement changes a loss into income or vice versa.

No.  As previously noted, the error did not impact trends of our financial information, nor did it change a loss into income or vice versa for either 2009 or 2010.

•                  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

No.  The error related to a difference between the depletion deduction calculated in our 2009 income tax provision compared to the deduction taken in our 2009 consolidated tax return.  We evaluate and disclose our reportable segments as a measure of operating profitability that does not include our consolidated income and mining tax line item.  Therefore, the error did not impact the financial results disclosed related to our operating segments for either the 2009 or 2010 fiscal periods.

We believe that primary areas of concern for our investors are molybdenum prices; operating statistics such as production; our cash position and operating cash flows and liquidity; and our financing capabilities as we develop our Mt. Milligan mine.  The error has no impact on any of these key areas of interest for our investors, and we have not received a single question from our investors or analysts about the error or the subsequent adjustment.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements.

No.  The error did not affect our compliance with any regulatory requirements.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

No.  For both 2009 and 2010, we were in compliance with our loan covenants and other contractual requirements regardless of the error.

•                  Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

No.  Our incentive compensation program is based upon individual performance and measures of profit before income and mining taxes.  Therefore, the error had no impact on annual bonuses or executive compensation.

•                  Whether the misstatement involves concealment of an unlawful transaction.

No.  The error was the result of an inadvertent miscalculation and did not relate to an unlawful transaction, nor did the recording of the error in our 2010 financial statements involve concealment of the transaction.  To the contrary we clearly disclosed the out-of-period nature of the correction in the footnotes to our 2010 financial statements.

For all the reasons outlined above, we determined that the error was not qualitatively material and there was not “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

Summary

Based on the information described in this letter, and in consultation with our legal advisors and auditors, we undertook a detailed analysis of the impact of the error in light of applicable accounting and legal literature regarding the definition of “materiality” and determined that there was insufficient basis to conclude that either: (i) “in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item” or (ii) there was “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

As a result of that analysis, and after careful consideration, our management determined that the error was not material to our financial statements for the years ended December 31, 2009 and 2010.  We continue to believe that this determination is appropriate and that a restatement of our financial results for the periods in question is not necessary for that financial information to be materially correct.

In connection with our response to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Please feel free to contact me if you would like to discuss any of the matters contained in this letter.

Sincerely,

/s/ Wendy Cassity
Wendy Cassity, Esq.
Vice President, General Counsel and Secretary

cc:	Jason Day (Perkins Coie LLP)
David Matheson (Perkins Coie LLP)